SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

11 March 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

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Announcement Details

Company Name	Royal & Sun Alliance Ins Group PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Embargoed for 14:00 11 Mar 2002
Related Company Information	None
Contact Name	Vanessa Jones
Contact Telephone No	020 7569 6042

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2) Name of director

ROBERT VICTOR MENDELSOHN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial i the case of an individual holder if it is a holding of that person's spouse or the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

DIRECTOR NAMED IN 2 ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the follc

17) Date of grant

11 MARCH 2002

18) Period during which or date on which exercisable

11 MARCH 2005 TO 10 MARCH 2012

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

119,827 ORDINARY SHARES OF 27.5p EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

290p

22) Total number of shares or debentures over which options held following this notification

1,261,390 ORDINARY SHARES OF 27.5p EACH

23) Any additional information

GRANT OF EXECUTIVE SHARE OPTIONS

24) Name of contact and telephone number for queries

VANESSA JONES DEPUTY GROUP COMPANY SECRETARY 020 7569 6042

25) Name and signature of authorised company official responsible for making this notification

CAROLINE WEBB CORPORATE SECRETARIAL CONSULTANT

Date of Notification 11 MARCH 2002

---

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Review Announcement

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Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide pr advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and a announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issu guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide t information that you have entered will be saved.

Announcement Details

Company Name	Royal & Sun Alliance Ins Group PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Embargoed for 14:00 11 Mar 2002
Related Company Information	None
Contact Name	Vanessa Jones
Contact Telephone No	020 7569 6042

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2) Name of director

ROBERT JOHN GUNN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial i the case of an individual holder if it is a holding of that person's spouse or the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

DIRECTOR NAMED IN 2 ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the follc

17) Date of grant

11 MARCH 2002

18) Period during which or date on which exercisable

11 MARCH 2005 TO 10 MARCH 2012

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

86,206 ORDINARY SHARES OF 27.5p EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

290p

22) Total number of shares or debentures over which options held following this notification

497,227 ORDINARY SHARES OF 27.5p EACH

23) Any additional information

GRANT OF EXECUTIVE SHARE OPTIONS

24) Name of contact and telephone number for queries

VANESSA JONES DEPUTY GROUP COMPANY SECRETARY 020 7569 6042

25) Name and signature of authorised company official responsible for making this notification

CAROLINE WEBB CORPORATE SECRETARIAL CONSULTANT

Date of Notification 11 MARCH 2002

---

previous cancel confirm

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the a on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide pr advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and a announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issu guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide t information that you have entered will be saved.

Announcement Details

Company Name	Royal & Sun Alliance Ins Group PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Embargoed for 14:00 11 Mar 2002
Related Company Information	None
Contact Name	Vanessa Jones
Contact Telephone No	020 7569 6042

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2) Name of director

JULIAN CHRISTOPHER HANCE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial i the case of an individual holder if it is a holding of that person's spouse or the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

DIRECTOR NAMED IN 2 ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the follc

17) Date of grant

11 MARCH 2002

18) Period during which or date on which exercisable

11 MARCH 2005 TO 10 MARCH 2012

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

66,379 ORDINARY SHARES OF 27.5p EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

290p

22) Total number of shares or debentures over which options held following this notification

423,216 ORDINARY SHARES OF 27.5p EACH

23) Any additional information

GRANT OF EXECUTIVE SHARE OPTIONS

24) Name of contact and telephone number for queries

VANESSA JONES DEPUTY GROUP COMPANY SECRETARY 020 7569 6042

25) Name and signature of authorised company official responsible for making this notification

CAROLINE WEBB CORPORATE SECRETARIAL CONSULTANT

Date of Notification 11 MARCH 2002

---

previous cancel confirm

Review Announcement

details te

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the a on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide pr advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and a announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issu guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide t information that you have entered will be saved.

Announcement Details

Company Name	Royal & Sun Alliance Ins Group PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Embargoed for 14:00 11 Mar 2002
Related Company Information	None
Contact Name	Vanessa Jones
Contact Telephone No	020 7569 6042

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2) Name of director

PAUL SPENCER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial i the case of an individual holder if it is a holding of that person's spouse or the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

DIRECTOR NAMED IN 2 ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the follc

17) Date of grant

11 MARCH 2002

18) Period during which or date on which exercisable

11 MARCH 2005 TO 10 MARCH 2012

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

66,379 ORDINARY SHARES OF 27.5p EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

290p

22) Total number of shares or debentures over which options held following this notification

417,879 ORDINARY SHARES OF 27.5p EACH

23) Any additional information

GRANT OF EXECUTIVE SHARE OPTIONS

24) Name of contact and telephone number for queries

VANESSA JONES DEPUTY GROUP COMPANY SECRETARY 020 7569 6042

25) Name and signature of authorised company official responsible for making this notification

CAROLINE WEBB CORPORATE SECRETARIAL CONSULTANT

Date of Notification 11 MARCH 2002

---

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 11 March 2002

By: J V Miller
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.